Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

The following appeared in the online version of the Bermuda Royal Gazette on March 8, 2010.

Article published March 8. 2010 11:24AM

No job cuts planned as Max/Harbor Point press on with Alterra merger::

Max Capital Group and Harbor Point Re do not plan to cut any jobs when they merge to create a new re/insurer with $3 billion of capital later this year.

The combination into Alterra Capital Holdings Ltd. will result in little overlap, bosses of the merging companies told The Royal Gazette<$>.

Max employs 100 of its 430-strong global workforce in Bermuda and Harbor Point has around 20 of its total staff of 70 working on the Island.

The deal, which already has the support of the biggest shareholders of each company, is expected to close in the second quarter of this year.

Harbor Point CEO John Berger, who will become CEO of reinsurance for the new entity, said: “Effectively, everybody keeps their jobs. Are things going to change? Of course, they’re going to change. But, sometimes in a merger companies say they can save costs by firing x number of people - that’s not Max chief executive officer Marty Becker, who will become the Alterra CEO, said: “This is not an expense play. We’ve got lots of work for everybody to do. This is a good news story for employees, our clients and our respective shareholders. There is no turmoil as a result of this combination.”

A year ago, Max said it planned to merge with IPC Holdings, but that deal was derailed by an eventually successful hostile bid from another Bermuda company, Validus. Max shareholders had been heavily in favour of the amalgamation.

The Max-Harbor Point deal already has considerable support from major shareholders of both firms. Max have already said that Moore Holdings LLC, the founders and largest shareholders of Max, are in favour. Trident III, LP and Trident III Professionals Fund, LP, founders of Harbor Point, as well as some of the privately held company’s other shareholders, are also backing the deal.

“This is a true merger of equals,” Mr. Becker said. “They’re talked about a lot, but they seldom happen. When they talk about a merger of equals, people are often looking at the math. The math is the easy part. The tough part is whether you have two organisations with a similar philosophy, a similar strategy, a similar culture, so the combined entity is going to be better than either entity was standing alone.

“That’s what is unique about this transaction.”

He added: “If you look at the players in our marketplace, then Alterra’s always going to be in the top ten in our peer group - no matter how you measure it. In a world of choice and a world of increasing scrutiny of counterparty strength and positioning, that’s a nice place to be. It’s also good for Bermuda to have another top ten company.”

>Last year, there was much talk of bigger being better in the reinsurance business, against the backdrop of two major merger deals, which saw Validus combine with IPC and PartnerRe acquire Paris Re.

Alterra will begin life in the upper ranks of re/insurers with around $3.2 billion of equity, after the company has paid out around $300 million in a special dividend to Max and Harbor Point shareholders.

“Everybody thinks you’ve got to be bigger to be a serious long-term player in reinsurance,” Mr. Berger said. “You can just check the boxes - let’s get more capital, let’s get operations at Lloyd’s, in Bermuda and the US, and now we’re going to be good. It’s not that simple.

“What this really does is bring together two groups of very talented people. Our combined human capital is terrific - I’d put it up against any firm in our industry.”

The merger is an especially good fit because of the lack of overlap between the two firms’ operations. Harbor Point writes reinsurance out of Bermuda and the US and also has a London operation, which will be incorporated into Max’s Lloyd’s platform when Alterra is launched.

Max writes only primary insurance in the US and Mr. Becker said the company would benefit from being to able to service its American reinsurance customers through Harbor Point’s US-domiciled reinsurance company.

Mr. Berger said Harbor Point’s and Max’s reinsurance books did not clash, as Harbor Point had a higher AM Best rating of A, than Max’s A-.

“With major reinsurance operations in the US, Harbor Point has been able to access some kinds of business that Max could not,” he said. “Now you have two different books of reinsurance business and you can put them together. Our Max colleagues are going to be even more effective in their space, because they’re going to have all the benefits of the combined company - and we expect they’re going to be able to service more clients in more ways than they did before, without negatively impacting the existing Harbor Point business. So it’s a terrific match.”

The decision to ditch both companies’ established names and come up with a new name for the combined entity had been carefully thought out, Mr. Becker said.

“We felt that one of the things that would make this company successful was to leave behind the Max brand and the Harbor Point brand, have everybody unite in the new company, and develop an exciting brand together,” Mr. Becker said. “We felt the name was just one aspect of creating the new beginning.

“What appealed to us about Alterra was that it had some symbolic meaning for what we do. It means high ground, which is somewhere people go for security and safety in a time of trouble and that’s the industry that we’re in.”

It was clear from the interview that there is unlikely to be a clash of egos when the two CEOs start working together.

Mr. Becker said: “I’ve never had the opportunity to partner with someone I admire as much as John. He has terrific industry presence and together we’re going to build a great company.” Mr. Berger echoed those views.